FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

FIRST AMENDMENT TO THE INDENTURE OF THE SIXTEENTH (16th) ISSUE OF COMMON DEBENTURES, NOT CONVERTIBLE INTO SHARES, UNSECURED, IN TWO SERIES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED EFFORTS OF THE COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO.

between

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

as Issuer,

and

PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS.

as Trustee, representing the Debenture Holders jointly

__________________

Dated as of

November 19, 2020

___________________

FIRST AMENDMENT TO THE INDENTURE OF THE SIXTEENTH (16th) ISSUE OF COMMON DEBENTURES, NOT CONVERTIBLE INTO SHARES, UNSECURED, IN TWO SERIES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED EFFORTS OF COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly held corporation registered before the Brazilian Securities Exchange Commission (“CVM”) under CVM Code No. 1482-6, with head office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antonio, No. 3.142, enrolled with the Corporate Taxpayers Register of the Ministry of Economy (“CNPJ/ME”) under No. 47.508.411/0001-56 and before the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE 35.300.089.901, herein represented under its bylaws (“Issuer”); and

PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, No. 4.200, Bloco 08, Ala B, Salas 302, 303 and 304 - Barra da Tijuca, CEP 22640-102, enrolled with CNPJ/ME under No. 17.343.682/0001-38, herein represented under its Bylaws, as trustee (“Trustee”);

the Issuer and the Trustee shall be hereinafter jointly referred to as “Parties” and, individually and indistinctly, as “Party”,

and hereby, in accordance with the existing law, enter into this “First Amendment to the Indenture of the Sixteenth (16th) Issue of Common Debentures, Not Convertible into Shares, Unsecured, in Two Series, for Public Distribution with Restricted Efforts, of Companhia Brasileira de Distribuição” (“Amendment”), in compliance with the following clauses and conditions:

WHEREAS

WHEREAS on August 23, 2018 the Parties entered into the “Indenture of the Sixteenth (16th) Issue of Common Debentures, Not Convertible Into Shares, Unsecured, in Two Series, for Public Distribution With Restricted Efforts of Companhia Brasileira de Distribuição, (“Indenture” and “Issue”, respectively);

WHEREAS, on November 19, 2020, a General Meeting of Debenture Holders (“GMD”) was held to approve the amendment of Clauses 4.10.1, 4.10.1.2, 4.10.1.5., 4.10.2, 4.10.2.2 and 4.10.2.5, amendment of items (xi), (xv) and (xvii) of Clause 4.12.1 of the Indenture, as well as the amendment of certain terms of the Indenture due to the partial spin-off of the Company and its wholly-owned subsidiary Sendas Distribuidora S.A., and so the Parties are authorized to enter into this Amendment.

2

NOW, THEREFORE, the Parties amend the Indenture, in accordance with the clauses, conditions and characteristics below.

1.       DEFINITIONS

1.1.       Unless otherwise established herein, the capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Indenture and the interpretation rules set forth therein shall apply to this Amendment, as if they were transcribed herein. All references contained in this Amendment to any other agreement or document mean a reference to such instruments as amended and modified and as they are in force.

2.       AMENDMENTS

2.1. The Parties mutually agree to change Clause 4.10.1 of the Indenture, which shall become effective as of the date hereof with the following wording:

“4.10.1 The Unit Par Value or the Unit Par Value balance, as the case may be, of the First Series Debentures will not be subject to adjustment for inflation. From the Date of First Subscription and Payment until November 23, 2020 (including) the First Series Debentures will receive a compensation corresponding to one hundred and six percent (106%) of the accrued variation of the average daily rates of the DI - Interbank Deposits of a day, “over extra group”, based on two hundred and fifty-two (252) Business Days, calculated and published daily by B3, in the daily newsletter available on its website (http://www.b3.com.br) (“DI Rate”), incident on the Unit Par Value, or balance of the Unit Par Value, as the case may be, and paid at the end of each Capitalization Period of the First Series Debentures. And, as of November 24, 2020 (including), the First Series Debentures will receive a compensation corresponding to one hundred and sixty-two points seventy-one percent (162.71%) of the DI Rate accrued variation, incident on the Unit Par Value or balance of the Unit Par Value, as the case may be, and paid at the end of each Capitalization Period of the First Series Debentures, as defined in Clause 4.10.3 below, according to the formula indicated in Clause 4.10.1.5 below (“First Series Compensation”).”

2.2. The Parties mutually agree to change Clause 4.10.1.2 of the Indenture, which shall become effective as of the date hereof with the following wording:

“4.10.1.2. The First Series Compensation will be paid: (i) semiannually on the 10th day of the months of March and September of each year, as of the Issue Date, and the first payment of the First Series Compensation shall be due on March 10, 2019, and the last one shall be due on the Maturity Date of the First Series Debentures; and (ii) in addition to the dates set forth in item (i) above, it shall also be paid on November 24, 2020, as described in table below (“First Series Compensation Payment Dates”):

3

Installment Number	First Series Compensation Payment Dates
1	March 10, 2019
2	September 10, 2019
3	March 10, 2020
4	September 10, 2020
5	November 24, 2020
6	March 10, 2021
7	Maturity Date of the First Series Debentures

“

2.3. The Parties mutually agree to change Clause 4.10.1.5 of the Indenture, which shall become effective as of the date hereof with the following wording:

“4.10.1.5 The First Series Compensation shall be calculated according to the following formula:

J = VNe x (DI Factor - 1)

where:

J:       unit value of the interest due at the end of each Capitalization Period of the First Series Debentures, calculated with eight (8) decimal places without rounding;

VNe: Unit Par Value or balance of the Unit Par Value, as the case may be, informed/calculated with eight (8) decimal places without rounding;

DI Factor: Output of DI Rates using the percentage applied as of the start date of each Capitalization Period of the First Series Debentures, including, up to the calculation date, exclusive, calculated with eight (8) decimal places, with rounding, calculated as follows:

where:

4

nDI: Total number of DI Rates, “ nDI” a whole number;

k:       Corresponds to the number of DI Rates orders, going from 1 to nDI;

p:       Percentage of one hundred and six percent (106%) or one hundred and sixty-two points seventy-one percent (162,71%), as the case may be, to be applied on the DI Rate;

TDI: DI rate, of k order, expressed daily, calculated with eight (8) decimal places, with rounding, determined as follows:

where:

DI: DI rate, order k, published by B3, used with two (2) decimal places;

Notes:

1)       The factor resulting from the expression (1 + TDIk x p) will be considered with sixteen (16) decimal places, without rounding.

2)       The output of daily factors (1 + TDIk x p) is obtained, and at each factor accrued, the result is truncated with sixteen (16) decimal places, applying the next daily factor and so on, until the last one considered.

3)       Once the factors are accrued, the resulting factor “Factor DI” is considered with eight (8) decimal places, with rounding.

4)       The DI Rates must be used considering an identical number of decimal places disclosed by the entity responsible for calculating them.”

2.4.       The Parties mutually agree to change Clause 4.10.2 of the Indenture, which shall become effective as of the date hereof with the following wording:

“4.10.2       The Unit Par Value or the respective Unit Par Value balance, as the case may be, of the Second Series Debentures will not be subject to adjustment for inflation. From the Date of First Subscription and Payment until November 23, 2020 (including) the Second Series Debentures will receive a compensation corresponding to one hundred and seven percent (107%) of the DI Rate accrued variation, incident on the Unit Par Value or balance of the respective Unit Par Value, as the case may be, and paid at the end of each Capitalization Period of the Second Series Debentures. And, as of November 24, 2020 (including), the Second Series Debentures will receive a compensation corresponding to one hundred and sixty three point fifty six percent (163,56%) of the DI Rate accumulated variation, levied on the Unit Par Value or on the respective Unit Par Value balance, as the case may be, and paid at the end of each Capitalization Period of the Second Series Debentures, as defined in Clause 4.10.3 below, according to the formula indicated in Clause 4.10.2.5 below (“Second Series Compensation” and, together with the First Series Compensation, “Compensations”).”

5

2.5.       The Parties mutually agree to change Clause 4.10.2.5 of the Indenture, which shall become effective as of the date hereof with the following wording:

“4.10.2.5. The Second Series Compensation shall be calculated according to the following formula:

J = VNe x (DI Factor - 1)

where:

J:       unit value of the interests due at the end of each Capitalization Period of the Second Series Debentures, calculated with eight (8) decimal places without rounding;

VNe: The Unit Par Value or the respective balance of the Unit Par Value, as the case may be, informed/calculated with eight (8) decimal places without rounding;

DI Factor: Output of DI Rates using the percentage applied as of the start date of each Capitalization Period of the Second Series Debentures, including, up to the calculation date, exclusive, calculated with eight (8) decimal places, with rounding, determined as follows:

where:

nDI: Total number of DI Rates, “nDI” a whole number;

k:       Corresponds to the number of DI Rates orders, going from 1 to nDI;

6

p:       Percentage of one hundred and seven point forty percent (107.40%) or one hundred and sixty three point fifty six percent (163.56%), as the case may be, to be applied on the DI Rate;

TDI: DI rate, of k order, expressed daily, calculated with eight (8) decimal places, with rounding, determined as follows:

where:

DI: DI rate, of k order, published by B3, used with two (2) decimal places;

Notes:

1)       The factor resulting from the formula (1 + TDIk x p) will be considered with sixteen (16) decimal places, without rounding.

2)       2) The output of daily factors (1 + TDIk x p), is obtained, and at each factor accrued, the result is truncated with sixteen (16) decimal places, applying the next daily factor and so on, until the last one considered.

3)       Once the factors are accrued, the resulting factor “Factor DI” is considered with eight (8) decimal places, with rounding.

4)       The DI Rates must be used considering an identical number of decimal places disclosed by the entity responsible for calculating them.”

2.6. The Parties mutually agree to change Clause 4.10.2.2 of the Indenture, which shall become effective as of the date hereof with the following wording:

4.10.2.2       The Second Series Compensation will be paid: (i) semiannually on the 10th day of the months of March and September of each year, as of the Issue Date, and the first payment of the Second Series Compensation shall be due on March 10, 2019, and the last one shall be due on the Maturity Date of the Second Series Debentures; and (ii) in addition to the dates set forth in item (i) above, it shall also be paid on November 24, 2020, as described in the table below (“Second Series Compensation Payment Date” and, together with the First Series Compensation Payment Dates, “Compensation Payment Dates”):

7

Installment Number	Second Series Compensation Payment Date
1	March 10, 2019
2	Tuesday, September 10, 2019
3	Tuesday, March 10, 2020
4	Thursday, September 10, 2020
5	Tuesday, November 24, 2020
6	Wednesday, March 10, 2021
7	Friday, September 10, 2021
8	Thursday, March 10, 2022
9	Maturity Date of the Second Series Debentures

“

2.7.       The Parties mutually agree to change item “(xi)” of Clause 4.12.1 of the Indenture, which shall become effective as of the date hereof with the following wording:

“(xi) spin off, consolidation, merger of the Issuer by another company, without prior and express authorization of the Debenture holders, observing the resolution quorum established in this Indenture, except if the spin off, consolidation or merger meets the requirements provided for in article 231 of the Brazilian Corporation Law and except the Spin Off announced by the Issuer in a material fact published on September 9, 2020”

2.8.       The Parties mutually agree to change item “(xv)” of Clause 4.12.1 of the Indenture, which shall become effective as of the date hereof with the following wording:

“(xv) sale, disposal of, spin off, transfer and/or promise of transfer of the Issuer’s assets, including shares or quotas of controlled companies, with a value higher than the equivalent to twenty per cent (20%), whether individually or in the aggregate, of the Issuer’s owners’ equity, according to the last quarterly financial statement disclosed, except (a) sale, disposal of, spin off, transfer and/or promise of transfer of Issuer’s assets, including shares or quotas of controlled companies, within the Economic Group of the Issuer, (b) sale, disposal of, spin off, transfer and/or promise of transfer of its subsidiary Via Varejo S.A., enrolled with the CNPJ/ME under No. 33.041.260/0652-90 and its related assets, or (c) with the prior written consent of the Debenture holders. It should be highlighted that the Spin Off announced by the Issuer in a material fact published on September 9, 2020, is considered a Spin Off within the Issuer’s Economic Group;”

8

2.9.       At last, the Parties further agree to change item “(xvii)” of Clause 4.12.3.1 of the Indenture, which shall become effective as of the date hereof with the following wording:

“(xvii) distribution of dividends and/or payment of interests on own capital (“JCP”) assigned as dividends by the Issuer, above the minimum mandatory dividend provided in article 202 of the Brazilian Corporation Law, except (a) if there is a prior and express authorization of the Debenture holders; or (b) in case of JCP assigned as dividends, if there is a distribution of net profit of the respective fiscal year in a percentage of up to twenty-six per cent (26%), due to the variation of the Withholding Income Tax (IRRF) rates applicable to the shareholders, under the legislation in force;”

2.10. In view of the foregoing changes, the Parties decide to restate the Indenture, which shall become effective with the wording established in Annex A to this Amendment.

3.	RECORD AND REGISTRATIONS.

3.1. This Amendment shall be filed with JUCESP, as provided in article 62, item II and paragraph 3 of the Brazilian Corporation Law, and the protocols ins JUCESP must be made within five (5) days counted as of the execution of this Amendment.

3.2.       The Issuer undertakes to send to the Trustee one (1) original counterpart of this Amendment duly registered within five (5) days as of the registration with JUCESP.

3.3       The period mentioned in Clause 3.1 above must comply with law No. 14,030 of July 28, 2020 (“Law 14,030”), for as long as it applies, except for any regulatory requirements.

4            MISCELLANEOUS

4.1.       All other Clauses, terms, provisions, conditions, statements, rights and obligations established in or arising from the Indenture not expressly modified by this Amendment shall remain unchanged, valid, effective and enforceable and are hereby ratified.

4.2.       This Amendment shall become effective as of the date of its execution and binds the Parties and their successor at any title, being irrevocable and irreparable for all legal purposes and effects, and the effectiveness of change of items “(xi)”, “(xv)” and “(xvii)” of Clause 4.12.1, as amended under Clauses 2.7, 2.8 and 2.9 above, will be subject to, under articles 121 and 125 et. seq. of the Civil Code, to performance of the partial spin off transaction of the Issuer, as described in a Company’s material fact published on September 09, 2020, to be confirmed by the publication of a material fact in this regard on the Issuer’s website, regardless of any amendment or notice.

9

4.3.       The waiver of any of the rights resulting from this Amendment is not assumed. So, no delay, omission or discretion in the exercise of any right, power or remedy that applies to the Trustee and/or Debenture holders due to any default of the obligations of the Issuer, shall harm such rights, powers or remedies, or shall be construed as waiver thereof or consent with such default, nor shall be novation or modification of any other obligations assumed by the Issuer in this Amendment or in the Indenture or precedent with respect to any other default or delay.

4.4.       The Parties hereby acknowledge that this Amendment is an extrajudicially enforceable instrument under article 784, item III of the Code of Civil Law, as amended, for all legal purposes and effects.

4.5.       Any and all costs incurred due to the registration of this Amendment and corporate acts related to it with the competent registries of deeds, shall be exclusively borne by the Issuer.

5.       APPLICABLE LAW AND JURISDICTION

5.1.       This Amended shall be governed and construed in accordance with the laws of the Federative Republic of Brazil.

5.2.       To settle any and all doubts and/or controversies arising from this Amendment, the jurisdiction of the City of São Paulo is hereby elected as competent, with express waiver of any other, however privileged it may be.

In witness whereof, the Parties execute this Amendment in two (2) counterparts of equal content and form, in the presence of the two (2) undersigned witnesses.

São Paulo, November 19, 2020.

10

[Signature Page 1/3 of the First Amendment to the Indenture of the Sixteenth (16th) Issue of Common Debentures, Not Convertible Into Shares, Unsecured, in Two Series, for Public Distribution With Restricted Efforts of Companhia Brasileira de Distribuição.]

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

_______________________________	_______________________________
Name:	Name:
Title:	Title:

11

[Signature Page 2/3 of the First Amendment to the Indenture of the Sixteenth (16th) Issue of Common Debentures, Not Convertible Into Shares, Unsecured, in Two Series, for Public Distribution With Restricted Efforts of Companhia Brasileira de Distribuição.]

PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS

_______________________________
Name:
Title:

12

[Signature Page 3/3 of the First Amendment to the Indenture of the Sixteenth (16th) Issue of Common Debentures, Not Convertible Into Shares, Unsecured, in Two Series, for Public Distribution With Restricted Efforts of Companhia Brasileira de Distribuição.]

Witnesses:

_______________________________	_________________________________
Name:	Name:
CPF:	CPF:

13

ANNEX I

RESTATEMENT TO THE INDENTURE OF THE SIXTEENTH (16th) ISSUE OF COMMON DEBENTURES, NOT CONVERTIBLE INTO SHARES, UNSECURED, IN TWO SERIES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED EFFORTS OF COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO.

By this private instrument,

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly held corporation registered before the Brazilian Securities Exchange Commission (“CVM”) under CVM Code No. 1482-6, with head office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antonio, No. 3.142, enrolled with the Corporate Taxpayers Register of the Ministry of Economy (“CNPJ/ME”) under No. 47.508.411/0001-56 and before the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE 35.300.089.901, herein represented under its bylaws (“Issuer”); and

PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, No. 4.200, Bloco 08, Ala B, Salas 302, 303 and 304 - Barra da Tijuca, CEP 22640-102, enrolled with CNPJ/ME under No. 17.343.682/0001-38, herein represented under its Bylaws, as trustee (“Trustee”);

the Issuer and the Trustee shall be hereinafter jointly referred to as “Parties” and, individually and indistinctly, as “Party”,

and hereby, in accordance with the existing law, enter into this “Indenture of the Sixteenth (16th) Issue of Common Debentures, Not Convertible into Shares, Unsecured, in Two Series, for Public Distribution with Restricted Efforts of Companhia Brasileira de Distribuição” (“Issue” and “Indenture”, respectively), in compliance with the following clauses and conditions:

1. AUTHORIZATIONS

1.1       This Indenture is entered into based on the resolutions of the Issuer’s Board of Directors in a meeting held on August 22, 2018 (“BODM”), at which the Issue conditions were resolved, under article 59, paragraph 1, of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”).

2. REQUIREMENTS

2.1       The Issue shall be performed in accordance with the following requirements:

14

2.1.1       Release from Registration with CVM and Registration with ANBIMA – Brazilian Financial and Capital Markets Association

2.1.1.1       The public distribution of Debentures shall be carried out under the CVM Instruction No. 476, dated January 16, 2009, as amended (“CVM Instruction 476”), and is automatically released from registration before CVM, under article 6 of CVM Instruction 476, as it is a public offering with restricted distribution efforts (“Restricted Offering”).

2.1.1.2       The issue shall be registered with the Brazilian Financial and Capital Markets Association (“ANBIMA”) solely for purposes of sending information for the ANBIMA data base, as provided in article 1, paragraph 1, item I and paragraph 2 of the ANBIMA Code of Regulation and Best Practices for Public Offering of Distribution and Acquisition of Securities (“ANBIMA Code”), provided that the Board of Regulation and Best Practices issues the specific guidelines until the date of delivery to CVM of the communication closing the Restricted Offering.

2.1.2       Filing of the BODM minutes with JUCESP and Publication of the BODM

2.1.2.1       The BODM minutes shall be filed with JUCESP under the current legislation, and shall be published on the “State Gazette of São Paulo” and in the newspaper “Folha de São Paulo” (“Issuer’s Disclosing Newspaper”).

2.1.3       Registration of this Indenture

2.1.3.1 This Indenture and any amendments shall be filed with JUCESP, as provided in article 62, item II and paragraph 3 of the Brazilian Corporation Law, and the protocols at JUCESP must be made within five (5) days counted as of the execution of the respective document.

2.1.3.2 The Issuer undertakes to send to the Trustee one (1) original counterpart of the Indenture and any of its amendments duly registered within five (5) days as of the registration with JUCESP.

2.1.4       Deposit for Distribution, Trading and Electronic Custody

2.1.4.1       The Debentures shall be deposited for (i) distribution in the primary market through the MDA - Módulo de Distribuição de Ativos (i.e., Assets Distribution Module) (“MDA”) managed and operated by B3 S.A. – Brasil, Bolsa, Balcão – CETIP UTVM Segment (“B3”);and (ii) trading in the secondary market through the CETIP21 - Securities (“CETIP21”), managed and operated by B3. The trading shall be financially settled, and the Debentures shall be held in electronic custody with B3.

15

2.1.4.2       Notwithstanding the foregoing Clause 2.1.4.1, the Debentures may be traded in the regulated markets of securities between qualified investors, as defined in article 9-B of CVM Instruction No. 539, dated November 13, 2013, as amended (“Qualified Investors” and “CVM Instruction 539”) and after ninety (90) days have elapsed as of the date of each subscription or acquisition by Professional Investors (as defined below), in compliance with articles 13 and 15 of CVM Instruction 476, and once verified the Issuer has complied with its obligations set forth in article17 of CVM Instruction 476, the trading of the Debentures must respect at all times the applicable legal and regulatory provisions.

3. CHARACTERISTICS OF THE ISSUE

3.1       Issuer’s Corporate Purpose

3.1.1       According to article 2 of its Bylaws, the Issuer’s main corporate purpose is the sale of manufactured, semi-manufactured or “in natura” products, whether national or foreign, of any and all kind and species, nature or quality, provided that not prohibited by law, as well as the other activities listed in said Bylaws.

3.2       Issue Number

3.2.1       This Issue represents the sixteenth (16th) issue of Debentures of the Issuer.

3.3       Number of Series

3.3.1       The Issue shall be performed in two (2) series.

3.4       Total Issue Value

3.4.1       The total Issue value shall be one billion, two hundred million reais (BRL 1,200,000,000.00), on the Issue Date (as defined below).

3.5       Number of Debentures

3.5.1       One million, two hundred thousand (1,200,000) Debentures will be issued, of which (i) seven hundred thousand (700,000) of the first series debentures (“First Series Debentures”) and (ii) five hundred thousand (500,000) of the second series debentures (“Second Series Debentures” and, together with the First Series Debentures, “Debentures”).

16

3.6       Allocation of Funds

3.6.1       The funds raised through the Restricted Offering shall be used by the Issuer to reinforce the working capital and/or expansion of the indebtedness profile.

3.7       Settling Bank and Bookkeeping Agent

3.7.1       The duties of the settling bank and bookkeeping agent shall be performed by Banco Bradesco S.A., a financial institution with head office in the City of Osasco, State of São Paulo, in the administrative hub named Cidade de Deus, w/o No., Vila Yara, enrolled with CNPJ/ME under No. 60.746.948-55 (“Settling Bank” and “Bookkeeping Agent”, as the case may be), whose definitions include any other institution that may replace the Settling Bank and Bookkeeping Agent in providing the services related to the Debentures.

4. CHARACTERISTICS OF THE DEBENTURES

4.1       Placement and Distribution Plan

4.1.1       The Debentures shall be subject to a Restricted Offering exclusively addressed to Professional Investors (as defined below), in compliance with the distribution plan previously agreed upon between the Issuer and the lead brokerage institution of the Restricted Offering (“Lead Arranger”) and other financial institutions included in the securities system distribution (together with the Lead Arranger, “Arrangers”). The Lead Arranger shall organize the placement of all the Debentures in a firm commitment subscription regime.

4.1.1.1       “Professional Investors” are considered those investors referred to in article 9-A of CVM Instruction 539. Provided that investment funds and securities portfolios administrated the decisions of which are made by the same manager shall be considered as a single investor, for the purposes of the limits provided for in the Placement Plan (as defined below).

4.1.2       In compliance with the applicable regulation, the Arrangers shall arrange for the placement of the Debentures exclusively before the Professional Investors to meet the procedures described in CVM Instruction 476 (“Placement Plan”), in accordance with the following terms:

(i)	the search for Professional Investors through stores, offices or establishments open to the public, or by using public communication services, such as the press, radio, television and publicly open pages on the internet shall not be allowed;

17

(ii)	the Lead Arranger shall only be allowed to search for at most seventy-five (75) Professional Investors; and

(iii)	the Debentures may only be acquired by at most fifty (50) Professional Investors, under CVM Instruction 476.

4.1.3       The placement of the Debentures shall be performed according to the B3 procedures and the distribution plan described in this Clause Four.

4.1.4       When subscribing and paying the Debentures, each Professional Investor interested in the subscription of the Debentures shall do so by delivering to the Arrangers a letter duly signed, in term and conditions acceptable to the Arrangers, stating to be aware of and to agree, among others, that: (i) the information received are sufficient for their decision-making regarding the Restricted Offering; (ii) the Restricted Offering has not been registered before CVM; and (iii) the Debentures are subject to the trading restrictions set forth in the applicable regulation and in this Indenture, they may only be traded in the regulated markets ninety (90) days after subscription or acquisition by the Investor, in observance of the additional obligations of the Issuer, under CVM Instruction 476.

4.1.5       If the Restricted Offering is cancelled or revoked, all acts of acceptance shall be cancelled and the Arrangers, together with the Issuer, shall notify the Professional Investors of the cancellation of the Restricted Offering until the business day prior to the First Subscription and Payment Date (as defined below).

4.2       Issue Date of the Debentures

4.2.1       For all legal purposes, the date of issue of the Debentures shall be Monday, September 10, 2018 (“Issue Date”).

4.3       Debentures’ Unit Par Value

4.3.1       The unit par value of the Debentures, on the Issue Date, shall be one thousand Reais (BRL 1,000.00) (“Unit Par Value”).

4.4       Convertibility, Form and Evidence of Ownership of the Debentures

4.4.1       The Debentures shall be issued in registered, book-entry form, without issuance of certificates or provisory certificates and shall not be convertible into shares issued by the Issuer.

4.4.2       Certificates representing the Debentures shall not be issued, under article 63, paragraph 2 of the Brazilian Corporation Law. For all legal purposes and effects, the ownership of the Debentures shall be evidenced by the statement issued by the Bookkeeping Agent. Additionally, a statement in the name of the Debentures holders issued by B3 shall be recognized as proof of ownership for the Debentures held in electronic custody by B3.

18

4.5       Species

4.5.1       The Debentures shall be unsecured, under article 58 of the Brazilian Corporation Law.

4.6       Subscription Price and Form of Payment

4.6.1       The payment of the Debentures in the primary market will be carried out in accordance with the procedures adopted by B3, in cash, in national currency, upon subscription, admitting one or more subscriptions and payments, and may be placed at a premium and discount, to be defined, if applicable, upon subscription, provided that they are applied on equal terms to all investors in the same series. On the date of the first subscription and payment (“First Subscription and Payment Date”), the Debentures will be paid in at their Unit Par Value. The remaining payments of the Debentures will be made at the Unit Par Value plus the respective Compensation calculated pro rata temporis from the First Subscription and Payment Date to the respective subscription and payment date. All subscriptions and payments will be made within the distribution period, pursuant to articles 7-A and 8 of CVM Instruction 476.

4.7       Term and Maturity Date

4.7.1       The First Series Debentures shall have a term of three (3) years, counted as of the Issue Date, maturing, therefore, on January 15, 2021 (“Maturity Date of the First Series Debentures”), except for the hypothesis of Optional Early Redemption, as defined below.

4.7.2       The Second Series Debentures shall have a term of four (4) years, counted as of the Issue Date, maturing, therefore, on September 10, 2021 (“Maturity Date of the Second Series Debentures”), and, together with the Maturity Date of the First Series Debentures, “Maturity Dates”), except for the hypothesis of Optional Early Redemption, as defined below.

4.8       Guarantees

4.8.1       The Debentures shall have no security interest or personal guarantee.

19

4.9       Amortization

4.9.1       The Unit Par Value or the balance of the unit par value of the First Series Debentures, as the case may be, will be amortized in one (01) installment, due on the Maturity Date of the First Series Debentures, subject to the Optional Early Redemption, Total Optional Early Redemption Offering and Optional Amortization, as appropriate.

4.9.2       The Unit Par Value or the balance of the unit par value of the Second Series Debentures, as the case may be, will be amortized in one (01) installment, due on the Maturity Date of the Second Series Debentures, subject to the Optional Early Redemption, Total Optional Early Redemption Offering and Optional Amortization, as appropriate.

4.10.1

4.10.1 The Unit Par Value or the Unit Par Value balance, as the case may be, of the First Series Debentures will not be subject to adjustment for inflation. As of the Date of First Subscription and Payment until November 23, 2020 (including), the First Series Debentures will receive a compensation corresponding to one hundred and six percent (106%) of the accrued variation of the average daily rates of the DI - Interbank Deposits of a day, “over extra group”, based on two hundred and fifty-two (252) Business Days, calculated and published daily by B3, in the daily newsletter available on its website (http://www.b3.com.br) (“DI Rate”), incident on the Unit Par Value, or balance of the Unit Par Value, as the case may be, and paid at the end of each Capitalization Period of the First Series Debentures. And, as of November 24, 2020 (including), the First Series Debentures will receive a compensation corresponding to one hundred and sixty-two points seventy-one percent (162.71%)of the DI Rate accrued variation incident on the Unit Par Value or balance of the Unit Par Value, as the case may be, and paid at the end of each Capitalization Period of the First Series Debentures, as defined in Clause 4.10.3 below, according to the formula indicated in Clause 4.10.1.5 below (“First Series Compensation”).”

4.10.2       The First Series Compensation will be calculated exponentially and cumulatively, using the pro rata temporis criterion, per Business Days elapsed, from the immediately preceding First Subscription and Payment Date or First Series Compensation Payment Date (as defined below), immediately preceding, as the case may be, until the date of their effective payment, which must occur at the end of each Capitalization Period of the First Series Debentures.

4.10.1.2       The First Series Compensation will be paid: (i) semiannually on the 10th day of the months of March and September of each year, as of the Issue Date, and the first payment of the First Series Compensation shall be due on March 10, 2019, and the last one shall be due on the Maturity Date of the First Series Debentures; and (ii) in addition to the dates set forth in item (i) above, it shall also be paid on November 24, 2020, as described in table below (“First Series Compensation Payment Dates”):

20

Installment Number	First Series Compensation Payment Date
1	March 10, 2019
2	September 10, 2019
3	March 10, 2020
4	September 10, 2020
5	November 24, 2020
6	March 10, 2021
7	Maturity Date of the First Series Debentures

4.10.1.3       If the First Series Compensation Payment Date is not a Business Day, the payment shall be made on the next subsequent Business Day.

4.10.1.4       Those who holds Debentures at the end of the Business Day immediately preceding each First Series Compensation Payment Date shall be entitled to the First Series Compensation.

4.10.1.5 The First Series Compensation shall be calculated according to the following formula:

J = VNe x (DI Factor - 1)

where:

J:       unit value of the interest due at the end of each Capitalization Period of the First Series Debentures, calculated with eight (8) decimal places without rounding;

VNe: Unit Par Value or the respective balance of the Unit Par Value, as the case may be, informed/calculated with eight (8) decimal places without rounding;

DI Factor: Output of DI Rates using the percentage applied as of the start date of each Capitalization Period of the First Series Debentures, including, up to the calculation date, exclusive, calculated with eight (8) decimal places, with rounding, calculated as follows:

21

where:

nDI: Total number of DI Rates, “nDI” a whole number;

k:       Corresponds to the number of DI Rates order, going from 1 to nDI;

p:       Percentage of one hundred and six percent (106%) or one hundred and sixty-two points seventy-one percent (162,71%), as the case may be, to be applied on the DI Rate;

TDI: DI rate, of k order, expressed daily, calculated with eight (8) decimal places with rounding, determined as follows:

where:

DI: DI rate, of k order, published by B3, used with two (2) decimal places;

Notes:

5)       The factor resulting from the formula (1 + TDIk x p) will be considered with sixteen (16) decimal places, without rounding.

6)       The output of daily factors (1 + TDIk x p), is obtained, and at each factor accrued, the result is truncated with sixteen (16) decimal places, applying the next daily factor and so on, until the last one considered.

7)       Once the factors are accrued, the resulting factor “Factor DI” is considered with eight (8) decimal places, with rounding.

8)       The DI Rates must be used considering an identical number of decimal places disclosed by the entity responsible for calculating them.

4.10.2        The Unit Par Value or the respective balance of the Unit Par Value, as the case may be, of the Second Series Debentures will not be subject to adjustment for inflation. From the Date of First Subscription and Payment until November 23, 2020 (including) the Second Series Debentures will receive a compensation corresponding to one hundred and seven percent (107%) of the DI Rate accrued variation, incident on the Unit Par Value or balance of the respective Unit Par Value, as the case may be, and paid at the end of each Capitalization Period of the Second Series Debentures. And, as of November 24, 2020 (including), the Second Series Debentures will receive a compensation corresponding to one hundred and sixty three point fifty six percent (163,56%) of the DI Rate accumulated variation, levied on the Unit Par Value or on the respective balance of the Unit Par Value , as the case may be, and paid at the end of each Capitalization Period of the Second Series Debentures, as defined in Clause 4.10.3 below, according to the formula indicated in Clause 4.10.2.5 below (“Second Series Compensation” and, together with the First Series Compensation, “Compensations”).”

22

4.10.2.1       The Second Series Compensation will be calculated exponentially and cumulatively, using the pro rata temporis criterion, per Business Days elapsed, from the immediately preceding First Subscription and Payment Date or Second Series Compensation Payment Date (as defined below), immediately preceding, as the case may be, until the date of their effective payment, which must occur at the end of each Capitalization Period of the Second Series Debentures.

4.10.2.2       The Second Series Compensation will be paid: (i) semiannually on the 10th day of the months of March and September of each year, as of the Issue Date, and the first payment of the Second Series Compensation shall be due on March 10, 2019, and the last one shall be due on the Maturity Date of the Second Series Debentures; and (ii) in addition to the dates set forth in item (i) above, it shall also be paid on November 24, 2020, as described in the table below (“Second Series Compensation Payment Date” and, together with the First Series Compensation Payment Dates, “Compensation Payment Dates”):

Installment Number	Second Series Compensation Payment Date
1	March 10, 2019
2	September 10, 2019
3	March 10, 2020
4	September 10, 2020
5	November 24, 2020
6	March 10, 2021
7	September 10, 2021
8	March 10, 2022
9	Maturity Date of the Second Series Debentures
23

4.10.2.3       If the Second Series Compensation Payment Date is not a Business Day, the payment shall be made on the next subsequent Business Day.

4.10.2.4       Those who holds Debentures at the end of the Business Day immediately preceding each Second Series Compensation Payment Date shall be entitled to the Second Series Compensation.

4.10.2.5 The Second Series Compensation shall be calculated according to the following formula:

J = VNe x (DI Factor - 1)

where:

J:       unit value of the interest due at the end of each Capitalization Period of the Second Series Debentures, calculated with eight (8) decimal places without rounding;

VNe: Unit Par Value or the respective balance of the Unit Par Value , as the case may be, informed/calculated with eight (8) decimal places, without rounding;

DI Factor: Output of DI Rates using the percentage applied as of the start date of each Capitalization Period of the Second Series Debentures, including, up to the calculation date, exclusive, calculated with eight (8) decimal places, with rounding, determined as follows:

where:

nDI: Total number of DI Rates, “ nDI” a whole number;

k:       Corresponds to the number of DI Rates order, going from 1 to nDI;

p:       Percentage of one hundred and seven point forty percent (107.40%) or one hundred and sixty three point fifty six percent (163.56%) to be applied on the DI Rate;

TDI: DI rate, of k order, expressed daily, calculated with eight (8)

24

decimal places with rounding, determined as follows:

where:

DI: DI rate, order k, published by B3, used with two (2) decimal places;

Notes:

5)       The factor resulting from the expression (1 + TDIk x p) will be considered with sixteen (16) decimal places, without rounding.

6)       The daily factors are produced (1 + TDIk x p), with each accumulated daily factor truncating the result to sixteen (16) decimal places, applying the next daily factor, and so on until the latter considered.

7)       Once the factors are accrued, the resulting factor “Factor DI” is considered with eight (8) decimal places, with rounding.

8)       The DI Rates must be used considering an identical number of decimal places disclosed by the entity responsible for calculating them.

4.10.3 For purposes of calculating the Compensations, “Capitalization Period” is defined as the period of time starting on the First Subscription and Payment Date, regarding the first Capitalization Period, or on immediately preceding respective Compensation Payment Date, regarding the other Capitalization Periods, and ending on the date of the next payment of the respective Compensation corresponding to the period. Each Capitalization Period of the respective series succeeds the preceding one without interruption.

4.10.4 If the DI Rate is not available when determining the Compensation applicable to the Debentures of any of the series, in its place, the last DI Rate applicable that is available on that date shall apply, and no financial set offs shall be due, either by the Issuer or the respective Debenture holders, when the available DI Rate is disclosed.

4.10.5 In the absence of determination and/or disclosure of the DI Rate for more than ten (10) Business Days counted as of the expected date for determination and/or disclosure or further, in the event of termination or unenforceability of the DI Rate by legal provision or court order, the Trustee shall call a general meeting of Debenture holders within two (2) Business Days as of the end of the non-disclosure period (in the form and terms stipulated in article 124 of the Brazilian Corporation Law and in this Indenture) (“General Meeting of Debenture Holders”), so that the Debenture holders may resolve, in mutual agreement with the Issuer, on the new return parameter to be applied (“Replacement Rate”). Until the resolution of the Replacement Rate, the last DI Rate disclosed shall be used in determining the DI Factor, an no financial set off shall be due between the Issuer and the respective Debenture holders, if a payment of Compensation had occurred until the date of resolution of the Replacement Rate.

25

4.10.5.1       In the event of not holding a General Debenture holders’ Meeting provided for in Clause 4.10.5 above or, if held, there is no agreement on the Replacement Rate between the Issuer and the respective Debenture holders representing at least seventy-five per cent (75%) of the respective outstanding Debentures, the Issuer must early redeem all the respective Debentures, within ten (10) days as of the date of closing of the respective General Debenture holders’ Meeting (or if not held in first and second call, on the date on which it should have been held) or within other period that may be defined in said meeting, by its Unit Par Value or the respective balance of Unit Par Value, as the case may be, plus the Compensation owed until the effective redemption date, calculated pro rata temporis, from the immediately preceding First Subscription and Payment Date, or Compensation Payment Date.

4.10.6 The Debentures early redeemed under the foregoing clause shall be cancelled by the Issuer. In this event, for calculation of the Return of the Debentures to be redeemed, for each day of the period in which the absence of rates occurs, the last DI Rate officially disclosed shall be used.

4.10.7 If the DI Rate starts to be disclosed again before the General Debenture holders’ Meeting referred to in Clause 4.10.5 above is held and there is no legal provision or court order expressly prohibiting its use, said General Debenture holders’ Meeting must determine that the DI Rate, as of its disclosure, shall again be used to calculate any obligations provided for in this Indenture.

4.11       Scheduled Renegotiation

4.11.1       The Debentures will not be subject to scheduled renegotiation.

4.12       Early Maturity

4.12.1       Subject to the provisions of Clauses 4.12.3 and 4.12.4 below, the Trustee shall consider in advance all obligations related to the Debentures and demand, upon written notice, the immediate payment by the Issuer of the Unit Par Value or respective balance of the Unit Par Value, as the case may be, plus the applicable Compensation, calculated on a pro rata temporis basis, as provided in Clause 4.10 above, as of the First Subscription and Payment Date, or of the respective Compensation Payment Date immediately preceding, until the date of its effective payment, regardless of any notice, judicial or extrajudicial notification to the Issuer, in the occurrence of any of the following events:

26

(i)	liquidation, dissolution, request for voluntary bankruptcy or bankruptcy not eliminated within the legal term, decree of bankruptcy of the Issuer or any similar feature that may be created by law;

(ii)	proposal by the Issuer of an extrajudicial reorganization plan to any creditor or class of creditors, regardless of having been requested or obtained judicial approval of said plan, or yet, entry by the Issuer in court of a request for judicial reorganization, regardless of granting of the reorganization processing or its concession by the competent judge;

(iii)	non-compliance by the Issuer with any pecuniary obligation set forth in this Indenture, not remedied within one (1) Business Day from the date of the respective non-compliance;

(iv)	protests of titles against the Issuer, except for those made by error or bad faith of third parties, for whose payment the Issuer is responsible, whose value, individually or jointly, is higher than thirty million reais (BRL 30,000,000.00), unless, within fifteen (15) Business Days as from the notice of said protest, it is validly proved by the Issuer that (a) the protest was cancelled, stopped or suspended, or (b) guarantees were given in court in an amount at least equivalent to the protested amount;

(v)	non-compliance by the Issuer of any non-pecuniary obligations set forth in this Indenture, which is not remedied within five (5) Business Days as of the non-compliance;

(vi)	non-fulfillment of the obligation of allocating the funds raised by means of the Debentures as established in Clause 3.6 of this Indenture;

(vii)	default of any financial debt of the Issuer or any of its controlled companies, in unit or aggregate value, equal or higher than thirty million reais (BRL 30,000,000.00), or equivalent value in other currencies, respecting its respective cure term, or in case there is no such default, if such default is not remedied within five (5) Business Days counted from the default;

27

(viii)	statement of early maturity of any debt and/or obligation of the Issuer or of any of its controlled companies in unit or aggregate value, equal or higher than thirty million reais (BRL 30,000,000.00), or equivalent value in other currencies;

(ix)	prove to be false or reveal to be incorrect, inconsistent, insufficient or misleading any of the representations or warranties provided by the Issuer in this Indenture and/or in any document related to the Debentures and/or to the Issue, provided that the said inaccuracy, inconsistency or insufficiency is not remedied by the Issuer within five (5) Business Days counted as of the notice in writing, forwarded by the Trustee to the Issuer in this regard, and the said cure term does not apply for representations or warranties that prove to be false or misleading;

(x)	non-compliance with any court decision that became final and unappealable or final arbitration decision of adverse nature against the Issuer, in unit or aggregate value higher than thirty million reais (BRL 30,000,000.00), or equivalent amount in other currencies, within the term set in the decision or, if no term is provided in the decision, within up to ten (10) Business Days from the date on which the Company is formally informed about the decision;

(xi)	spin off, consolidation, merger of the Issuer by another company, without prior and express authorization of the Debenture holders, observing the resolution quorum established in this Indenture, except if the spin off, consolidation or merger meets the requirements provided for in article 231 of the Brazilian Corporation Law, except the Spin Off announced by the Issuer in a material fact published on September 9, 2020;

(xii)	merger of shares and/or transfer of controlling interest of the Issuer, in accordance with the wording set forth in article 116 of the Brazilian Corporation Law, unless the Casino, Guichard Perrachon S.A., enrolled with CNPJ/ME under No. 08.572.014/0001-91 remains as direct or indirect controller of the Issuer, individually or through a controlling block;

(xiii)	change in the corporate purpose of the Issuer, as described in item 3.1 above, which implies a change in the Issuer’s main activity or includes activity which implies a change in the Issuer’s main activity;

(xiv)	conversion of the corporate type of the Issuer in accordance with articles 220 to 222 of the Brazilian Corporation Law or cancellation, for any reason, of its registration as publicly held company;

28

(xv)	sale, disposal of, spin off, transfer and/or promise of transfer of the Issuer’s assets, including shares or quotas of controlled companies, with a value higher than the equivalent to twenty per cent (20%), whether individually or in the aggregate, of the Issuer’s equity, according to the last quarterly financial statement disclosed, except (a) sale, disposal of, spin off, transfer and/or promise of transfer of Issuer’s assets, including shares or quotas of controlled companies, within the Economic Group of the Issuer, (b) sale, disposal of, spin off, transfer and/or promise of transfer of its subsidiary Via Varejo S.A., enrolled with CNPJ/ME under No. 33.041.260/0652-90 and its related assets, or (c) with the prior written consent of the Debenture holders. It should be highlighted that the Spin Off announced by the Issuer in a material fact published on September 9, 2020, is considered a Spin Off within the Issuer’s Economic Group;

(xvi)	no maintenance by the Issuer, while there are outstanding Debentures of the following financial indexes and limits (“Financial Indexes and Limits”), which shall be calculated quarterly by the Issuer, based on the twelve (12) months prior to the respective calculation, based on Issuer’s consolidated financial statements and quarterly information, and accompanied by the Trustee within up to ten (10) Business Days counted as of the date of the presentation of the necessary documents by the Issuer to the Trustee, and the first ascertainment will be made based on Issuer’s consolidated quarterly information for the quarter ended on September 30, 2018:

(a)       Consolidated Net Debt not exceeding the Owners’ Equity; and

(b)	Ratio between Consolidated Net Debt and Consolidated EBITDA, less than or equal to three point twenty-five (3.25);

(xvii)	distribution of dividends and/or payment of interests on own capital (“JCP”) assigned as dividends by the Issuer, above the minimum mandatory dividend provided in article 202 of the Brazilian Corporation Law, except (a) if there is a prior and express authorization of the Debenture holders; or (b) in case of JCP assigned as dividends, if there is a distribution of net profit of the respective fiscal year in a percentage of up to twenty-six per cent (26%), due to the variation of the Withholding Income Tax (IRRF) rates applicable to the shareholders, under the legislation in force;”

(xvii)	if the Issuer transfers or in any way assigns or promises to assign to third parties the rights and obligations assumed under this Indenture; and

29

(xviii)	reduction of the Issuer’s capital, after the execution date of this Indenture, without the prior consent of the Debentures holders, as provided in article 174 of the Brazilian Corporation Law.

4.12.1.1       For the purposes of the Clause 4.12.1 above, the following definitions shall apply: (i) “Consolidated Net Debt” means the total debt of the Issuer (short and long term loans and financing, including debentures and promissory notes), subtracted from cash availabilities and accounts receivable, with a discount of one point five percent (1.5%), arising from sales with credit cards, food vouchers and multi-benefits; and (ii) “Consolidated EBITDA”, the gross profit, less operating expenses, excluding depreciation and amortization, plus other recurring operating income and excluding general administrative and sales expenses over the last four (4) quarters covered by the most recent consolidated financial statements available from the Issuer, prepared in accordance with accounting principles generally accepted in Brazil; and (iii) “Economic Group”, the Issuer’s corporate group, which includes its controllers, controlled companies, affiliates and members of its controlling block.

4.12.2 The occurrence of any of the events described above shall be promptly communicated by the Issuer to the Trustee, within up to two (2) Business Days. The non-compliance by the Issuer of the obligation set forth in this Clause 4.12.2 will not prevent the Trustee or the Debentures holders from, at its discretion, exercising its powers and claims set forth in this Indenture and in the other documents of the Issue, including the right to consider and/or state early maturity of the Debentures, as applicable, in accordance with this Clause Four.

4.12.3 For the purposes of this Indenture, “Early Maturity Date” shall be any of the following dates: (i) in case the events provided in items “i”, “ii”, “iii”, “vii”, “viii”, “xi”, “xiv”, “xv”, “xvii”, “xviii” and “xix” of Clause 4.12.1 above, shall be the date on which any of the events referred to therein occurs, when the early maturity of the Debentures, regardless of notice by the Trustee in this regard, shall be automatically considered by the Trustee as soon as he becomes aware of the occurrence of the event (“Events of Automatic Early Maturity”); (ii) occurring the events provided in the other clauses of Clause 4.12.1 above, other than those previously listed in this clause 4.12.3, shall be the date on which the General Meeting of Debenture Holders referred to in Clause 4.12.4 below is held, except if such General Meeting resolves for the non-early maturity of the Debentures or the date on which the General Meeting of Debenture Holders should have been held, as provided in Clause 4.12.4.2 below. The Trustee shall communicate the early maturity of the Debentures to the Issuer within a maximum term of two (2) Business Days as of the date in which (a) it is aware of the occurrence of any of the events referred to in item “i” above, pursuant to Clause Nine of this Indenture, or (b) the General Meeting of Debenture Holders referred to in item “ii” above is held or the date on which the Debenture Holders General Meeting should have been held, as provided in Clause 4.12.4.2 below (“Events of Non-Automatic Early Maturity”).

30

4.12.4 In the occurrence of any of the Events of Non-Automatic Early Maturity, the Trustee shall convene, within up to two (2) Business Days as of the date in which it is aware of the occurrence of said event, a General Meeting of Debenture Holders to resolve on the non-statement of the early maturity of the Debentures, by Debenture holders representing at least ninety percent (90%) of the outstanding Debentures.

4.12.4.1Should the General Meeting of Debenture Holders referred to in Clause 4.12.4 above not be held due to lack of a quorum, at the first and second call, or there is not enough quorum to not declare the early maturity, the Trustee should also consider in advance all obligations arising from the Debentures and demand immediate payment of the Unit Par Value or the respective balance of the Unit Par Value, as the case may be, plus Compensation and other charges due up to the date of actual payment.

4.12.5       In the event of early maturity of the Debentures by the Trustee, the Issuer undertakes to pay the Unit Par Value or the respective balance of the Unit Par Value, as the case may be, plus the Compensation, calculated on a pro rata temporis basis as of the First Subscription and Payment Date, or as of the immediately preceding respective Compensation Payment Date, until the respective Maturity Date, as well as any other amounts eventually due by the Issuer under this Indenture.

4.12.5.1       The payment of the amounts referred to in the previous Clause, as well as any other amounts eventually due by the Issuer under this Indenture, shall be performed in up to one (1) Business Day as of the written communication to be sent by the Trustee to the Issuer, in accordance with Clause Nine of this Indenture, outside the scope of B3, under penalty of the Issuer in not doing so, being obliged yet, to the payment of the late payment charges set forth in Clause 4.15 below.

4.12.5.2       B3 shall be communicated immediately after the statement of the early maturity, in accordance with the other terms and conditions of the transaction’s manual.

4.13       Optional Early Redemption

4.13.1 The Debentures may be redeemed at any time as of the third (3rd) month counted as of the Issue Date, that is, as of December 10, 2018, including, at the Issuer’s discretion, through delivery of communication to all the Debenture holders, with a copy to the Trustee, or publication of a communication to the Debenture holders ten (10) Business Days in advance of the event date (“Early Redemption”), informing: (i) the date on which the Early Redemption shall be made; and (ii) any other information relevant to the Debenture holders.

31

4.13.1.1       Early Redemption of the Debentures by the Issuer will be allowed, upon payment of its Unit Par Value or the respective balance of the Unit Par Value, as the case may be, plus: (i) the respective Compensation, calculated on a pro rata temporis basis as of the First Subscription and Payment Date or the respective last Compensation Payment Date, as the case may be, up to the date of the actual Early Redemption, as well as fine and default interest, if any; and (ii) a premium of twenty hundredths percent (0.20%) per year, based on two hundred and fifty-two (252) Business Days, from the date of the actual Early Redemption until the Maturity Date of the respective series, on the Unit Par Value or the respective balance of the Unit Par Value, as the case may be, plus the respective Compensation, to be calculated according to the following formula:

PUredemption = VR + VR * (d/252 * 0.20%)

Where:

VR = Unit Par Value or the respective balance of the Unit Par Value, as the case may be, plus the respective Compensation and other charges due and not paid until the date of the Early Redemption, calculated pro rata temporis since the First Subscription and Payment Date or of the respective last Compensation Payment Date, as the case may be, up to the date of the actual Early Redemption; and

d = number of Business Days between the date of the actual Early Redemption and the respective Maturity Date.

4.13.2 B3 shall be communicated by the Issuer, together with the Trustee, about the realization of the Early Redemption of the Debentures with at least three (3) Business Days in advance of the stipulated date for its realization.

4.13.3 No partial Early Redemption of the Debentures will be allowed.

4.13.4 Payment of the Debentures subject to Early Redemption will be made (i) through the procedures adopted by B3 for the Debentures held in custody electronically at B3, and/or (ii) by deposit in current accounts indicated by the Debentures holders, to be made by the Settling Bank and Bookkeeping Agent, in the case of Debentures not held in custody electronically at B3.

32

4.14       Extraordinary Optional Amortization

4.14.1       The Issuer may, subject to the terms and conditions set out below, at its sole discretion and regardless of the Debentures holders intention, perform optional amortization of the Unit Par Value or balance of the Unit Par Value of the Debentures, as the case may be, upon payment of installment of the Unit Par Value or balance of the Unit Par Value of the Debentures, as the case may be, at any time from the third (3rd) month from the Issue Date, that is, as of December 10, 2018, including, plus the respective Compensation and a premium corresponding to twenty hundredths percent per annum (0.20% p.a.), on a pro rata temporis basis, basis of two hundred and fifty-two (252) Business Days, for the period from the date of the optional amortization until the respective Maturity Date, incident on the installment of the Unit Par Value or balance of the Unit Par Value, as the case may be, plus the respective Compensation (“Optional Amortization”), calculated according to the following formula:

PremiumAmEx = VA * (0.20% * d/252)

Where:

VA = installment of the Unit Par Value or balance of the Unit Par Value of the Debentures, as the case may be, plus the respective Compensation; and

d = number of Business Days between the date of the actual Optional Amortization and the Maturity Date.

4.14.1.1       The Optional Amortization shall be limited to ninety-eight percent (98%) of the Unit Par Value of the Debentures and may only occur through a notice addressed directly to the Debenture holders, with a copy to the Trustee or, also, through the publication of a notice addressed to Debenture holders to be widely disclosed under this Indenture (“Optional Amortization Notice”), with a minimum of five (5) Business Days prior to the date scheduled for the realization of the actual Optional Amortization (“Optional Amortization Date”), and will be carried out in accordance with B3 procedures.

4.14.1.2       The Optional Amortization Notice must include: (a) the Optional Amortization date and procedure, in compliance with the applicable law, as well as the terms and conditions provided in this Indenture; (b) mention to the installment of the Unit Par Value that will be amortized under this Clause; (c) the Optional Amortization amount; and (d) the other information considered relevant by the Issuer to be known by the Debenture holders.

4.15       Optional Acquisition

4.15.1        The Issuer may acquire Debentures, in whole or in part, at any time, according to the provisions of article 55, paragraph 3 and items I and II, of the Brazilian Corporation Law, subject to the acceptance of the respective Debentures holder seller: (a) for an amount equal to or less than the Unit Par Value or balance of the Unit Par Value, as the case may be, if applicable, plus the respective Compensation and, if applicable, the Late Payment Charges due, the fact being included in the management report and the Issuer’s consolidated and audited financial statements (and/or quarterly financial information) (or subject to special review, as the case may be); or (b) for an amount higher than the Unit Par Value or balance of the Unit Par Value, as the case may be, if applicable, provided that it complies with the rules issued by CVM, plus the respective Compensation and, if applicable, the Late Payment Charges due. The Debentures acquired by the Issuer may, at the Issuer’s discretion, be canceled, hold in treasury or be placed on the market again. The Debentures acquired by the Issuer to be hold in treasury under this clause, if and when replaced on the market, will be entitled to the same Compensation applicable to the other Debentures.

33

4.16 Early Redemption Offering

4.16.1       The Issuer may, at its sole discretion, at any time as of the Issue Date, perform an early redemption offering of all Debentures (“Early Redemption Offering”), and the Early Redemption Offering proposed by the Issuer must be addressed to all Debenture holders. The Early Redemption Offering will be addressed to all Debenture holders, without distinction, ensuring equal conditions to all Debenture holders to accept the early redemption of the Debentures they hold, in accordance with the terms and conditions set forth in the clauses below.

4.16.2       The Issuer will perform the Early Redemption Offering by publishing a notice addressed to the Debenture holders, to be widely disclosed pursuant to Clause 4.21 below, or through an individual notice to be sent by the Issuer to each of the Debenture holders, with copy to the Trustee, B3, the Settling Bank and the Bookkeeping Agent (“Early Redemption Offering Notice”), which shall describe the terms and conditions of the Early Redemption Offering, including: (i) effective date for the redemption subject to the Early Redemption Offering, which will coincide with the payment of the Early Redemption Offering Amount (as defined below); (ii) the mention that the Early Redemption Offering Amount will be calculated in accordance with Clause 4.16.3 below; (iii) the early redemption premium amount to be offered by the Issuer, if any, which may not be negative; (iv) the form and term for the statement to the Issuer of the Debenture holders who choose to adhere to the Early Redemption Offering, subject to the provisions of Clause 4.16.4 below; (v) whether the Optional Early Redemption Offering will cover one or more series to be specified; and (vi) the other information necessary for the decision by the Debenture holders and for the operationalization of the Early Redemption Offering.

34

4.16.3       At the time of the Early Redemption Offering, Debenture holders will be entitled to the payment of the Unit Par Value or the balance of the Unit Par Value, as the case may be, and if applicable, plus: (i) the respective Compensation, calculated pro rata temporis, as of the First Subscription and Payment Date or the respective Compensation Payment Date immediately preceding, as the case may be, until the redemption date subject to the Early Redemption Offering, as well as, if applicable, (ii) redemption premium, which, if any, may not be negative and (iii) Late Payment Charges due and unpaid, up to the date of said redemption (“Early Redemption Offering Amount”) .

4.16.4       After submission of the Early Redemption Offering Notice, the Debenture holders who choose to adhere to the Early Redemption Offering will have a term of ten (10) Business Days to formally make their statement before the Issuer, with a copy to the Trustee.

4.16.5       If the early redemption of Debentures is carried out under the terms set out above, it must occur on a single date for all Debenture holders who adhere to the Early Redemption Offering, on the date provided in the Early Redemption Offering Notice, with the consequent cancellation of the redeemed Debentures.

4.16.6       At least five (5) Business Days from the date of early redemption, the Issuer shall communicate to the Bookkeeping Agent, the Settling Bank, B3 and the Trustee the date of early redemption.

4.16.7       The Debentures payment to be redeemed in advance, through the Early Redemption Offering, will be made by the Issuer (i) through the procedures adopted by B3 or (ii) through deposit in current accounts indicated by the Debentures holders, to be made by the Bookkeeping Agent, in the case of Debentures that are not held in electronic custody pursuant to item (i) above.

4.17       Late Payment Charges

4.17.1 In case of lack of punctuality in the payment by the Issuer of any amount due to the Debentures holders, the debits in arrears and not paid by the Issuer shall be since the default date until the date of the actual payment subject to, regardless of notice, or judicial or extrajudicial notification, besides the Compensation: (i) a conventional, irreducible and non-compensatory fine of two percent (2%); and (ii) interest for late payment at the rate of one percent (1%) per month, both incident on the amounts in arrears.

35

4.18       Decline of Rights to Accruals

4.18.1       The non-attendance of the Debentures holder to receive the amount corresponding to any of the pecuniary obligations due by the Issuer on the date set forth in this Indenture or in a notice published by the Issuer, shall not entitle him to receive the Compensation, late payment charges or any increase relative to the delay in the receipt, however, being assured the right acquired until the date of the respective maturity.

4.19       Place of Payment

4.19.1       The payments to which the Debentures are entitled shall be made by the Issuer through B3, pursuant to the procedure of B3, in case the Debentures are held in custody electronically in B3, or by the Issuer through the Settling Bank, in case the Debentures are not held in custody electronically in B3.

4.20       Extension of Deadlines

4.20.1 The deadlines regarding the payment of any obligation provided in this Indenture shall be automatically extended until the first subsequent Business Day if the due date coincides with the day on which there is no bank working hours in the City of São Paulo, State of São Paulo, without any addition to the amounts to be paid, except in cases where the payment must be made through B3, in which case there will only be an extension when the date of payment coincides with a national holiday, Saturday or Sunday.

4.21       Advertising

4.21.1       All relevant acts and decisions resulting from the Issue which, in any way, may involve directly or indirectly the interests of the Debentures holders, pursuant to CVM Instruction 358, shall be mandatorily published as a “Notice to the Debenture Holders” in the Issuer’s Disclosure Newspapers, as well as in the Issuer’s page in the international computer network (http://www.gpari.com.br). The Issuer may change the Issuer’s disclosure newspapers by other newspapers of general circulation by means of written communication to the Trustee and publication as a notice in the newspaper to be replaced.

4.22       Tax Immunity

4.22.1 Should any holder of Debentures enjoy any type of tax immunity or exemption, said holder of Debentures must submit to the Settling Bank, at least ten (10) Business Days before the date set for receipt of payments relating to the Debentures, documentation proving the said tax immunity or exemption, under penalty of having discounted from their payment the amounts due under the tax legislation in force.

36

4.22.2 The Debentures holder who submitted documentation proving his condition of immunity or tax immunity, under the item above, and who has this condition altered and/or revoked by regulation, or for failing to meet the conditions and requirements provided in the applicable law, or even, if this condition is questioned by a competent judicial, tax or regulatory authority, or that has this condition altered and/or revoked for any reason other than those mentioned in this Clause, he must communicate this fact, in detail and in writing, to the Settling Bank and the Bookkeeping Agent, with a copy to the Issuer, as well as provide any additional information regarding the topic requested by the Settling Bank and the Bookkeeping Agent or the Issuer.

4.23       Amendment to this Indenture

4.23.1       Any amendments to this Indenture shall be signed by the Issuer and by the Trustee after approval in the General Meeting of Debenture Holders, subject to the provisions set forth below, according to Clause Seven below, and later filed with JUCESP.

4.23.2       The Parties agree that this Indenture, as well as the other documents of the Issue, may be amended, without the need for any approval from the Debenture holders, whenever and only: (i) when such change arises exclusively from the need to meet the requirements for compliance with CVM, B3 or ANBIMA rules, regulations or requirements; (ii) when a relevant error is verified, be it a gross, typing or arithmetic error; (iii) amendments to the Indenture already expressly permitted under the terms thereof; or (iv) due to the updating of the Parties’ registration data, such as changes in the corporate name, address and telephone, among others, as long as there is no additional cost or expense to the Debenture holders.

5. ADDITIONAL OBLIGATIONS OF THE ISSUER

5.1       The Issuer is additionally obliged to:

(i)	Provide the Trustee:

(a)	within at most, ninety (90) days after the end of each fiscal year, or within two (2) Business Days as of the date of its disclosure, whichever occurs first, a copy of its complete financial statements related to the respective fiscal year, followed by the management report and the independent auditors’ opinion. The information referred to in this item shall be followed by: (1) report with the calculation chart demonstrating the determination of the Financial Indexes and Limits, prepared by the Issuer, explaining the items necessary for their calculation, and the Trustee may request the Issuer and/or the Issuer’s independent auditors any necessary additional clarifications; and (2) a statement signed by the Issuer’s officer(s), in accordance with its bylaws, certifying: (2.1) that the provisions contained in the Indenture remain valid; (2.2) the non-occurrence of any of the events of early maturity and non-existence of non-compliance with the obligations of the Issuer before the Debentures holders and the Trustee; and (2.3) that no acts in disagreement with its Bylaws were performed;
37

(b)	within a maximum of forty-five (45) days after the end of the three (3) first quarters or two (2) Business Days after the disclosure to the market, a copy of its quarterly information regarding the respective quarter, followed by the management report and the independent auditors’ opinion. The information referred to in this item must be accompanied by a report with the calculation chart demonstrating the determination of the Financial Indexes and Limits, prepared by the Issuer, explaining the items necessary for their calculation, and the Trustee may request the Issuer and/or the Issuer’s independent auditors any necessary additional clarifications;

(c)	within ten (10) Business Days, any information that may be requested by the Trustee, in order for it to comply with its obligations under this Indenture and CVM Instruction No. 583, dated as of December 20, 2016 (“CVM Instruction 583”);

(d)	copies of the periodic and occasional information provided for in CVM Instruction No. 480, dated as of December 7, 2009, as amended (“CVM Instruction 480”), or any regulation that may replace it, with the same periodicity provided for the submission of such information to CVM;

(e)	on the same date of publication, the information disclosed as provided for in Clause 4.19.1 above;

(f)	notices to the Debentures holders, relevant facts, as well as minutes of general meetings and meetings of the Board of Directors of the Issuer which, in some way, involve the interest of the Debentures holders, within the same periods set forth in CVM Instruction 480 or regulation which may replace it, or if not set forth therein, within two (2) Business Days as of the date they are (or should have been) published or, if not published, as of the date they are carried out;
38

(g)	as long as it is of its knowledge, information about any non-remedied non-compliance, of pecuniary nature or not, of any clauses, terms or conditions of this Indenture, within up to five (5) Business Days, as of the date of non-compliance, without prejudice to the provisions in item “vi” below;

(h)	within up to five (5) Business Days after its receipt, copy of any mail or judicial notification received by the Issuer that may result in a material adverse effect to the business, financial situation and the result of the transactions of the Issuer;

(i)	original copy filed at JUCESP of the acts and meetings of Debenture holders that may be held within the scope of the Issue; and

(j)	all other documents and information that the Issuer, in accordance with the terms and conditions set forth in this Indenture, has undertaken to send to the Trustee;

(ii)	submit, pursuant to the law, its accounts and balance sheets to evaluation by an independent auditing firm registered with CVM;

(iii)	keep its registration as a publicly held company at CVM always updated and make available to its shareholders and Debentures holders the financial statements prepared and approved pursuant to article 176 of the Brazilian Corporation Law;

(iv)	maintain, in adequate operation, a body to efficiently serve the Debentures holders or hire financial institutions authorized to provide this service;

(v)	convene, pursuant to Clause Seven of this Indenture, a General Meeting of Debenture Holders to resolve on any of the matters that directly or indirectly relate to the Issue, in case the Trustee should do so, under this Indenture, but does not do so;

(vi)	inform the Trustee within up to two (2) Business Days about the occurrence of any event set forth in Clause 4.12.1 of this Indenture;

(vii)	comply with all determinations issued by CVM, including by sending documents, also providing the information requested;

(viii)	not to carry out transactions out of its corporate purpose, complying with the statutory, legal and regulatory provisions in force;
39

(ix)	notify the Trustee in up to two (2) Business Days about any substantial change in the financial, economic, commercial, operational, regulatory or corporate conditions or in the Issuer’s business that (a) makes it impossible or significantly complicates the compliance by the Issuer, of its obligations resulting from this Indenture and the Debentures; or (b) causes the financial statements or information provided by the Issuer to CVM no longer reflect the real economic and financial condition of the Issuer;

(x)	keep its property and assets duly insured, according to its current practices;

(xi)	not to practice any act in disagreement with its Bylaws and with this Indenture or with any other document related to the Restricted Offering, especially those that may directly or indirectly compromise the punctual and full compliance with the obligations assumed before the Debentures holders;

(xii)	except in cases where, in good faith, the Issuer is discussing the law, rule or regulation applicability at the administrative or judicial levels and this discussion does not cause the interruption or suspension of the Issuer’s activities or could result in a material adverse effect: (a) in the Issuer’s economic or financial situation; or (b) in the timely fulfillment of the obligations assumed by the Issuer before the Debenture holders, under this Indenture; (“Material Adverse Effect”), comply with all applicable laws, rules, regulations and orders in any jurisdiction in which the Issuer do business or have assets;

(xiii)	keep the Settling Bank, the Bookkeeping Agent, the Trustee, and the CETIP21 secondary market negotiation environment hired, during the Debentures term of validity, at its own expense;

(xiv)	keep Standard & Poor’s, Fitch Ratings or Moody’s (“Risk Rating Agency”) hired throughout the term of the Debentures to assign risk rating to the Issuer, being obliged to: (i) keep it updated, under the terms required by CVM, as well as make it available on its website; (ii) provide all information and send all relevant documents requested by the Risk Rating Agency, pursuant to the amounts due to the Risk Rating Agency for the purposes provided herein must be paid by the Issuer; and (iii) if the Risk Rating Agency terminate its activities in Brazil, it has its registration or recognition with CVM to act as a risk rating agency, canceled, or, for any reason, be or is prevented from issuing the Issuer’s risk rating, hire another risk rating agency without the need for approval by the Debenture Holders, simply by notifying the Trustee, provided that such risk rating agency is Standard & Poor’s, Fitch Ratings or Moody’s or, in the proven inability to hire one of these companies for facts that are outside the Issuer control, another risk rating agency, provided that it is approved by the General Meeting of Debenture Holders called for this purpose;
40

(xv)	make payment of all expenses evidenced by the Trustee that may be necessary to protect the rights and interests of Debentures holders or to realize their credits, including attorney’s fees and other expenses and costs incurred by virtue of the collection of any amount due to Debentures holders under this Indenture;

(xvi)	make the collection of any taxes or contributions that may be or may come to be levied on the Issue and that are the responsibility of the Issuer;

(xvii)	keep valid and regular, during the term of validity of the Debentures and provided that there are outstanding Debentures, the representations and warranties submitted in this Indenture, as applicable;

(xviii)	not disclose to the public information regarding the Issuer, the Restricted Offering or the Debentures in disagreement with the provisions of the applicable regulations, including, but not limited to, the provisions of CVM Instruction 476 and article 48, item II of CVM Instruction No. 400, dated as of December 29, 2003, as amended;

(xix)	refrain from trading securities issued by it until the Lead Arranger sends the closing notice of the Restricted Offering to the CVM, subject to the provisions in article 12 of CVM Instruction 476;

(xx)	abstain until the Lead Arranger sends the closing notice of the Restricted Offering to the CVM, from (a) disclosing information relative to the Restricted Offering, except for what is necessary for the achievement of its objectives, warning the recipients about the reserved nature of the information transmitted; and (b) using the information relative to the Restricted Offering, except for purposes strictly related to the preparation of the Restricted Offering;

(xxi)	maintain the Debentures deposited for trading in the secondary market during the term of validity of the Debentures, bearing the costs of said deposit;

(xxii)	perform and provide evidence to the Trustee of all necessary registrations, entries and records, as provided for in this Indenture in the competent bodies, including, but not limited to, JUCESP;

41

(xxiii)	notify the Debentures holders and the Trustee within up to two (2) Business Days in case any of the statements provided by the Issuer in this Indenture become totally or partially untrue, incomplete or incorrect;

(xxiv)	send the corporate documents, the financial data and the organization chart of its corporate group, which shall contain, including the controllers, the controlled companies, the companies under common control, the affiliated companies, and the companies integrating the Issuer’s control block, as applicable, at the end of each fiscal year, and provide all information, which may be requested by the Trustee for the performance of the report said in item “xiii” of Clause 6.4.1 below, within up to thirty (30) calendar days prior to the closing of the term set forth in clause “xiv” of Clause 6.4.1 below;

(xxv)	keep valid and regular the licenses, concessions, authorizations or approvals necessary for its regular operation, except for those that are being questioned in good faith and/or are in legal process of renewal and that does not cause a Material Adverse Effect;

(xxvi)	comply with the provisions of the legislation in force relevant to the National Environmental Policy, the Resolutions of CONAMA – National Council of the Environment and other supplementary environmental laws and regulations, adopting the preventive measures or remedies intended to avoid or correct eventual environmental damages resulting from the activities described in its corporate purpose, being solely and exclusively responsible for the allocation of the financial resources obtained with the Issue;

(xxvii)	to comply with the legislation in force, especially the labor, social security and environmental legislation, always taking care so that (i) the Issuer does not use directly or indirectly work in conditions similar to slavery or child labor; (ii) the Issuer’s workers are duly registered under the legislation in force; (iii) the Issuer fulfills the obligations resulting from the respective employment contracts and the labor and social security legislation in force; (iv) the Issuer complies with the legislation applicable to the protection of the environment, as well as the public health and safety; (v) the Issuer holds all permits, licenses, authorizations and approvals necessary for the exercise of its activities, in compliance with the applicable environmental legislation; and (vi) the Issuer has all necessary registrations, in compliance with the applicable civil and environmental legislation;

(xxviii)	comply, as well as cause its controlled companies and their respective officers and board of directors members to comply, with the applicable standards regarding acts of corruption and harmful acts against the public administration, pursuant to Law No. 12,846 dated as of August 1st, 2013, as amended, the Decree No. 8,420, of March 18, 2015, the UK Bribery Act of 2010, as amended, and the U.S. Foreign Corrupt Practices Act of 1977, as amended (“Anti-Corruption Laws”) and (i) if it becomes aware of any act or fact that violates mentioned standards, it will immediately notify the Trustee; and (ii) it will make any payments due to the Debentures holders exclusively by the means set forth in this Indenture; and
42

(xxix)	comply with the obligations related to the allocation of funds arising from the Issue and to the evidence of said allocation, in accordance with Clause 3.6 above.

5.2 The Issuer, herein, undertakes, irrevocably and irreversibly, to take care so that the transactions that it may practice in the B3 scope are always supported by good market practices, with full and perfect compliance with the applicable standards to the matter, exempting the Trustee from any and all liability for claims, losses and damages, loss of profits and/or emerging profits to which the non-compliance with the said standards may give cause, provided that they have been proven not to have been generated by the Trustee’s actions.

5.3 Without prejudice to other obligations expressly provided for in the regulations in force and in this Indenture, the Issuer undertakes to, pursuant to CVM Instruction 476:

(i)	prepare its year-end financial statements and, if applicable, consolidated statements, in accordance with the Brazilian Corporation Law and the rules issued by CVM;

(ii)	submit its financial statements for audit by an auditor registered with CVM;

(iii)	disclose its financial statements, accompanied by notes and the independent auditors’ opinion, on its website on the world wide web, within three (3) months from the end of the fiscal year;

(iv)	maintain the documents mentioned in item “iii” above on its website on the world wide web, for a period of three (3) years;

(v)	comply with the provisions of CVM Instruction No. 358, of January 3, 2002, as amended (“CVM Instruction 358”), regarding the duty of confidentiality and trade prohibitions;

(vi)	disclose on its website on the world wide web the occurrence of any “Relevant Fact”, as defined in article 2 of CVM Instruction 358, and report the occurrence of such Relevant Fact immediately to the Arrangers and the Trustee; and
43

(vii)	provide all information requested by CVM and B3; and

(viii)	disclose on its website on the world wide web the annual report and other communications sent by the trustee on the same date of its receipt, also pursuant to the provisions of item “iv” above.

6. TRUSTEE

6.1       Appointment

6.1.1 The Issuer appoints PENTÁGONO S.A. DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS, identified in the preamble of this Indenture, as trustee, representing the Debenture Holders, which, hereby and pursuant to the law, accept the appointment to, under the law and this Indenture, represent before the Issuer the agreement between the Debenture holders.

6.2 Representations

6.2.1 The Trustee hereby represents, under penalty of law:

(i)	that it has no legal impediment, pursuant to article 66, paragraph 3, of the Brazilian Corporation Law, and article 6 of CVM Instruction 583, to exercise the function granted;

(ii)	that accepts the function granted, fully assuming the duties and attributions provided in the applicable law and in this Indenture;

(iii)	that it is fully aware and accepts this Indenture and all its terms and conditions;

(iv)	that it has no connection with the Issuer that prevents it from exercising its functions;

(v)	that it is aware of the applicable regulations issued by the Central Bank of Brazil and CVM, including Central Bank of Brazil Circular No. 1,832, of October 31, 1990;

(vi)	that it is duly authorized to enter into this Indenture and to comply with its obligations set forth herein, complying with all the legal and corporate requirements necessary for this purpose;
44

(vii)	that it is not in any of the conflict of interest situations provided in article 6 of CVM Instruction 583;

(viii)	that it is duly qualified to act as a trustee, under the applicable regulations in force;

(ix)	that it is a financial institution, and is duly organized, incorporated and existing in accordance with Brazilian laws;

(x)	that this Indenture constitutes a legal, valid, binding and effective obligation of the Trustee, enforceable in accordance with its terms and conditions;

(xi)	that the execution of this Indenture and the fulfillment of the obligations provided herein do not breach any obligation previously assumed by the Trustee;

(xii)	that acts as a trustee in other securities issued by the Issuer or of an affiliate, controlled, controlling company or member of the same group as the Issuer, as described below;

Issue	17th issue of debentures by Companhia Brasileira de Distribuição
Total Issue Value	BRL 2,000,000,000.00
Quantity	2,000,000
Type	unsecured
Guaranties	N/A
Maturity Date	01/06/2023
Compensation	100% of DI Rate + 1.45%
Classification	financial compliance

Issue	1st issue of debentures by Sendas Distribuidora S.A.
Total Issue Value	BRL 8,000,000,000.00
Quantity	200,000 (1st series); 200,000 (2nd series); 200,000 (3rd series); 200,000 (4th series);
Type	Unsecured
Guaranties	N/A
Maturity Date	08/20/2020 (1st series); 08/20/2021 (2nd series); 08/20/2022 (3rd series); 08/20/2023 (4th series)
45

Compensation	100% of DI Rate + 1.60% p.a. (1st series); 100% of DI Rate + 2.34% p.a. (2nd series) 100% of DI Rate + 2.65% p.a. (3rd series) 100% of DI Rate + 3.00% p.a. (4th series)
Classification	financial compliance

Issue	1st issue of Promissory Notes of Sendas Distribuidora S.A.
Total Issue Value	BRL 800,000,000.00
Quantity	16
Type	Unsecured
Guaranties	N/A
Maturity Date	07/05/2020 (1st series); 07/04/2021 (2nd series); 07/04/2022 (3rd series); 07/04/2023 (4th series); 07/04/2024 (5th series); 07/04/2025 (6th series)
Compensation	100% of DI Rate + 0.72% p.a.
Classification	financial compliance

Issue	4th issue of Promissory Notes of Companhia Brasileira de Distribuição
Total Issue Value	BRL 800,000,000.00
Quantity	800
Type	unsecured
Guaranties	N/A
Maturity Date	01/09/2022
Compensation	105.75% of DI Rate
Classification	financial compliance

(xiii)	that ensures and will ensure, under paragraph 1 of article 6 of CVM Instruction 583, equal treatment to all Debenture holders, in compliance with guarantees, obligations and specific rights attributed to the respective Debenture holders of each issue or series; and

(xiv)	that verified the consistency of the information in this Indenture through the information and documents provided by the Issuer, and that the Trustee did not carry out any type of independent or additional verification on the truthfulness of the Issuer’s statements provided herein.

6.2.2       The Trustee will perform its duties from the date of execution of this Indenture or any amendment regarding its replacement, and shall remain in the exercise of its functions until the effective maturity of the Debentures or, if the Issuer’s default obligations remain under this Indenture after the respective Maturity Dates, until all the Issuer’s obligations under this Indenture are fulfilled, or even until its effective replacement, pursuant to Clause 6.3 below.

46

6.2.3       The Trustee will not give any kind of opinion or make any judgment on the guidance regarding any fact of the Issue for which the Debenture Holders are responsible, being responsible only to act in accordance with the instructions given to it by the Debenture holders. In this regard, the Trustee has no responsibility for the result or the legal effects arising from the strict compliance with the Debenture Holders’ guidelines, as defined under this Indenture and reproduced before the Issuer, regardless of any losses caused to the Debenture Holders and/or the Issuer. The Trustee’s performance is limited to the scope of CVM Instruction 583 and the applicable articles of the Brazilian Corporation Law, and under any form or pretext, it is exempt from any additional liability that has not arisen from the applicable law.

6.2.4       Without prejudice to the Trustee’s duty of care, the Trustee will assume that the original documents or documents certified copies sent by the Issuer or by third parties at its request have not been subject to fraud or adulteration. Nor will it be liable, under any circumstances, for the preparation of the Issuer’s corporate documents, the preparation of which will remain under the Issuer’s legal and regulatory obligation, under the applicable law.

6.2.5       The Trustee’s acts or statements, which create liability for the Debenture Holders and/or exonerate third parties from obligations towards Debenture Holders, as well as those regarding the due fulfillment of the obligations assumed herein, will only be valid when previously so resolved in the General Meeting of Debenture Holders.

6.3 Replacement

6.3.1 In the event of impediments, resignation, intervention or extrajudicial liquidation, bankruptcy, or any other case of vacancy of the Trustee, the General Meeting of Debenture Holders will be held within the maximum term of thirty (30) days from its determination, to choose the new trustee, and this Meeting may be called by the Trustee to be replaced, or by Debenture Holders who represent at least ten percent (10%) of the Outstanding Debentures. In exceptional cases, CVM may call the meeting to choose the new trustee or appoint a temporary replacement. If the call does not occur within fifteen (15) days before the end of the aforementioned term, the Issuer shall make the call, observing the term of fifteen (15) days for the first call and eight (8) days for the second call, and CVM may appoint a temporary replacement until the choice the new trustee has been completed.

6.3.2 If the Trustee may not continue to perform its functions due to circumstances supervening this Indenture, the Trustee shall immediately communicate the fact to the Debenture Holders and the Issuer, requesting its replacement.

47

6.3.3 After the expiration for the distribution of the Debentures, the Debenture Holders are entitled to proceed with the Trustee replacement and the appointment of its replacement, at the General Meeting of Debenture Holders specially called for this purpose. The permanent replacement.

6.3.4 The Trustee replacement shall be communicated to CVM, within up to seven (7) Business Days after the registration of the amendment to the Indenture that formalizes the respective replacement.

6.3.5 If the Trustee effective replacement occurs, that replacement will receive the same compensation received by the Trustee in all its terms and conditions, and the first annual installment due to the replacement will be calculated pro rata temporis, from the start date of its function as Trustee. This compensation may be altered by mutual agreement between the Issuer and the replacement trustee, as long as previously approved by the General Meeting of Debenture Holders.

6.3.6       The rules and precepts on the subject issued by CVM apply to the cases of Trustee replacement.

6.4 Obligations

6.4.1 In addition to others provided by law, in the CVM regulations and in this Indenture, the Trustee’s obligations are:

(i)	exercise its activities in good faith, transparency and loyalty to the Debentures holders;

(ii)	protect the Debenture Holders’ rights and interests, employing the same care and diligence in the exercise of its functions as every active and honest man employs in the management of his own assets;

(iii)	resign from the function, in the event of conflict of interest or any other type of disability, and immediately call the meeting provided for in item “xi” below to resolve on its replacement;

(iv)	keep all documentation regarding the exercise of its functions;

(v)	verify the consistency of the information in this Indenture, ensuring that omissions, failures or defects of which it is aware are remedied;

48

(vi)	arrange with the Issuer so that the Indenture and its amendments are registered with JUCESP, and in the event of the Issuer’s omission, adopt the measures eventually provided for by law;

(vii)	monitor the information provided periodically by the Issuer and in the annual report referred to in article 15 of CVM Instruction 583, alert Debenture Holders of inconsistencies or omissions of which it is aware;

(viii)	report on the sufficiency of the information provided in the proposals to modify the Debentures conditions;

(ix)	request, when deemed necessary for the fulfillment of its functions, updated certificates from civil distributors, Tax Courts, Protest Registries, Labor Courts, Office of the Counsel for the Federal Treasury, from the location where the Issuer is headquartered;

(x)	request, when deemed necessary, the Issuer external audit;

(xi)	call, when necessary, the General Meeting of Debenture Holders, pursuant to Clause 7.2 below;

(xii)	attend the General Meeting of Debenture Holders to provide the information requested;

(xiii)	prepare an annual report for Debenture Holders, pursuant to article 68, paragraph 1, letter b, of the Brazilian Corporation Law, which shall contain the information provided in Annex 15 of CVM Instruction 583;

(xiv)	make the report referred to in item “xiii” above available to Debenture Holders within a maximum term of four (4) months from the end of the Issuer’s fiscal year, on its website on the world wide web;

(xv)	keep the list of Debenture Holders and their addresses updated, and the Issuer and Debenture Holders (the latter as of the respective date of subscription, payment or acquisition of the Debentures) hereby authorize the Settling Bank, the Bookkeeping Agent and B3 to comply with the Trustee requests necessary for the fulfillment of this item;

(xvi)	supervise compliance with the provisions of this Indenture, including the positive and negative covenants, through documents and information provided by the Issuer, promptly informing the Debenture Holders of any defaults;

49

(xvii)	communicate to the Debenture Holders any default by the Issuer regarding the financial obligations assumed in the Indenture, including the obligations regarding contractual clauses protecting the Debenture Holders’ interest and which establish conditions that shall be fulfilled by the Issuer, indicating the consequences for the Debenture Holders and the measures that intends to take on the matter, pursuant to the term provided in article 16, item II, of CVM Instruction 583.

6.4.2 In the event of default of any conditions of the Issue, the Trustee shall use any and all measures provided by law or in the Indenture to protect rights or defend the Debenture holders’ interests.

6.4.3 The Trustee must base itself on the information provided by the Issuer to monitor the Financial Indexes.

6.5 Trustee’s Compensation

6.5.1 The Trustee or the institution that will replace it, shall receive from the Issuer, under Clause 6.3 above, fees for the performance of its duties and attributions, pursuant to the applicable law and this Indenture, corresponding to:

(i)	annual compensation of four thousand reais (BRL 4,000.00), the first installment due in five (05) Business Days after the execution of this Indenture and the remaining installments on the same day of the subsequent years until the maturity of the Issue. The first installment will be due even if the Issue is not paid in, as structuring and implementation. The compensation will be due even after the Debentures final maturity, if the Trustee is still performing activities inherent to its function regarding the Issue, and this compensation will be calculated pro rata die;

(ii)	the payment of the installments described above shall be made to the Trustee plus the amounts regarding taxes and contributions levied on billing: (a) ISS (Municipal Services Tax); (b) PIS (Social Integration Program); (c) COFINS (Contribution to Social Security); (d) CSLL (Social Contribution on Net Profits); and (e) IRRF (Withholding Income Tax); and (f) any other taxes that may be levied on the Trustee compensation, at the tax rates in force on the dates of each payment;

(iii)	the installments referred to above will be updated annually, in accordance with the IGP-M accumulated positive variation, or in the absence or impossibility of application, by the official index that will replace it, from the date of execution of this instrument, until the payment dates for each subsequent installment, calculated pro rata die;
50

(iv)	in case of late payment of any amount due to the Trustee, the arrears will be subject to interest for late payment of one percent (1%) per month and a non-compensatory fine of two percent (2%) on the amount due, and the amount in arrears subject to adjustment for inflation by IGP-M, incurred from the date of default until the date of actual payment will be calculated pro rata die; and

(v)	any additional obligations attributed to the Trustee or changes in the transaction ordinary characteristics will allow the Trustee to review the fees proposed herein.

6.6 Expenses

6.6.1 The compensation does not include the expenses with travel, meals, accomodation, transportation, notices, certificate withdrawal, notary expenses, photocopying, scanning, sending documents and publication necessary to act as the Trustee, during or after the service implementation, to be covered by the Issuer, whenever possible, after prior approval. Also not included, and will be borne by the Issuer, the expenses with experts, such as audit of the guarantees granted to the Debentures and legal advice to the Trustee. Any expenses, deposits, court costs, loss of suit, as well as indemnities, resulting from actions filed against the Trustee resulting from the exercise of its function or its performance in defense of the transaction structure, will be borne by the Issuer. Such expenses include attorneys’ fees for the Trustee defense and shall also be advanced by the Issuer.

6.6.2 All expenses incurred by the Trustee to protect the Debenture Holders interests shall be, whenever possible, previously approved and advanced by the Debenture Holders, and later, reimbursed by the Issuer. Such expenses include expenses with attorneys’ fees, including those of third parties, deposits, indemnities, costs and court fees for actions filed by the Trustee, as the Debenture Holders’ representative. Any expenses, deposits and court costs arising from the loss of suit will also be borne by the Debenture Holders, as well as the Trustee’s compensation and reimbursable expenses, in the event that the Issuer remains in default regarding its payment for a period greater than thirty (30) calendar days.

6.6.3 The Issuer will reimburse the Trustee for all reasonable and regular expenses that it has proven to have incurred to protect the Debenture Holders’ rights and interests or to realize its credits, within up to thirty (30) days from the delivery of a copy of the supporting documents in this regard, provided that the expenses, whenever possible, have been previously approved by the Issuer, which will be considered approved if the Issuer does not give any statements within ten (10) Business Days from the date of receipt of the respective request by the Trustee.

51

7. GENERAL MEETING OF DEBENTURE HOLDERS

7.1       Debenture holders may, at any time, hold a general meeting, in accordance with the provisions of article 71 of the Brazilian Corporation Law, to resolve on matters (i) of interest to the debenture holders jointly; or (ii) of specific interest to First Series’ Debentures holders or to Second Series’ Debentures holders, in which case the General Meeting of Debenture Holders will be held separately, counting the respective quorums, hold of meeting and resolution separately, in order to consider only the Debentures holders of the respective interested series, as applicable.

7.1.1       For the purposes of this Indenture, the matter to be resolved will be considered specific for a given series whenever it refers to changes: (i) in the Compensation, applicable to a given series; (ii) any payment dates of amounts provided in this Indenture regarding the respective series; and/or (iii) the term of the Debentures of the respective series.

7.2       The General Meeting of Debenture Holders may be called by the Trustee, by the Issuer, by Debenture Holders representing at least ten percent (10%) of the outstanding Debentures, or by CVM.

7.2.1       The call for the General Meeting of Debenture Holders will take place through a notice published, at least three (3) times, in the Issuer’s Newspapers, in compliance with other rules regarding the notice of general meetings in the Brazilian Corporation Law, applicable regulation and this Indenture.

7.3       The provisions of the Brazilian Corporation Law regarding shareholders’ general meetings will apply to the General Meeting of Debenture Holders.

7.3.1       The chairman of the General Meeting of Debenture Holders will be the Debentures Holder elected by the other Debentures Holders in attendance or whoever is appointed by CVM.

7.4       The General Meeting of Debenture Holders will be called at least fifteen (15) days in advance.

7.4.1       The General Meeting of Debenture Holders on second call may only be held at least eight (8) days after the date set for the holding of the General Meeting of Debenture Holders on first call.

7.5       Pursuant to article 71, paragraph 3, of the Brazilian Corporation Law, the General Meeting of Debenture Holders will be held, on the first call, with the attendance of Debenture Holders representing at least half of the outstanding Debentures and, on the second call, with any number.

52

7.6       Each outstanding Debenture will grant its holder the right to one vote at the General Meeting of Debenture Holders, whose resolutions, with the exception provided in this Indenture, will be taken by Debenture Holders who represent the majority of the outstanding Debentures, and the appointment of proxies, Debenture Holders or not, is permitted.

7.6.1       Without prejudice to the provisions of Clause 7.6 above, any change (i) in the term of the Debentures; (ii) on the Compensation Payment Dates; (iii) in the Compensation calculation parameter; (iv) in the quorum for resolution of the General Meeting of Debenture Holders; or (v) in Clause 4.12 (Early Maturity) above, including in the case of temporary waiver or pardon, it shall be approved by Debenture Holders representing at least ninety percent (90%) of the outstanding Debentures.

7.6.2 The failure to declare the Debentures’ early maturity, pursuant to Clause 4.12.4 of this Indenture, will depend on the approval of Debenture Holders representing at least ninety percent (90%) of the outstanding Debentures.

7.6.3       The definition of the Replacement Rate referred to in Clause 4.10.5 of this Indenture, will depend on the approval of Debenture Holders representing at least seventy-five percent (75%) of the outstanding Debentures.

7.7       For the purpose of the quorum to hold the meeting and resolution referred to in this Clause Seven, Debentures issued by the Issuer that have not yet been redeemed and/or settled will be considered as outstanding Debentures, and the Debentures held in treasury by the Issuer shall be excluded, or that belong to its controlling company or to any of its controlled and affiliated companies, as well as respective officers or directors and their relatives within the second degree.

7.8       The Issuer’s legal representatives will be allowed to attend the General Meetings of Debenture Holders.

7.9       The Trustee shall attend the General Meetings of Debenture Holders to provide Debenture Holders with the information requested.

7.10       The resolutions taken by the Debenture Holders at General Meetings of Debenture Holders within the scope of their legal authority, subject to the quorums of this Indenture, will bind the Issuer and oblige all Debentures holders, regardless of attending the General Meeting of Debenture Holders or the vote cast at the respective General Meeting of Debenture Holders.

53

8. ISSUER REPRESENTATIONS

8.1       The Issuer hereby represents and warrants that, on this date:

(i)	that it is a corporation duly organized, incorporated and existing in accordance with Brazilian laws, with registration as a publicly held company in accordance with Brazilian laws and applicable CVM regulations;

(ii)	that it is duly authorized and obtained all licenses and authorizations, including corporate ones, necessary for the execution of this Indenture, for the issue of Debentures and for the fulfillment of its obligations set forth herein, having met all the legal and statutory requirements necessary for this purpose;

(iii)	that the legal representatives who subscribe this Indenture have statutory and/or delegated powers to assume, on their behalf, the obligations established herein and, as attorneys-in-fact, had the powers legitimately granted, and the respective powers of attorney are in full force;

(iv)	that the execution of this Indenture and the fulfillment of its obligations under this Indenture, as well as the Debentures issue and public distribution do not infringe or contravene, (a) any agreement or document in which the Issuer is a party or by which any of its assets and properties are bound, nor will it result in (1) early maturity of any obligation set forth in any of these agreements or instruments; (2) creation of any liens or encumbrances on any of the Issuer’s assets; or (3) termination of any such agreements or instruments; (b) any law, decree or regulation to which the Issuer or any of its assets and properties are subject; or (c) any administrative, judicial or arbitration judgment, decision or award that affects the Issuer or any of its assets and properties;

(v)	that has all the relevant authorizations and licenses required by federal, state and municipal authorities for the regular exercise of its activities, all of which are valid, also considering that authorizations and licenses not obtained or renewed by the Issuer may not result in a Material Adverse Effect;

(vi)	that is complying with all laws, regulations, administrative rules and determinations of government agencies, agencies or courts, applicable to the conduct of its business and that (i) are relevant to the performance of the Issuer’s activities or (ii) whose non-compliance by the Issuer may not result in a Material Adverse Effect, including the provisions in the legislation in force pertinent to the National Environment Policy, in the Resolutions of the National Environment Council - CONAMA and in other complementary environmental laws and regulations that (i) are equally relevant to the performance of the Issuer’s activities or (ii) whose non-compliance by the Issuer may result in a Material Adverse Effect, adopting preventive measures and actions or remedies to avoid or correct any environmental damage arising from the activities described in its corporate purpose, and environmental laws, regulations, legislation and regulations, administrative rules and determinations of government agencies, agencies or courts, applicable to the conduct of the Company’s business, not fully complied with by the Company may not result in a Material Adverse Effect. The Issuer is also obliged to proceed with all due diligence required to carry out its activities, preserving the environment and complying with the determinations of municipal, state and federal bodies that, alternatively, legislate or regulate the environmental standards in force;
54

(vii)	that the Issuer’s financial statements and quarterly information correctly represent the Issuer’s equity and financial situation on those dates and for those periods, and were duly prepared in accordance with the generally accepted accounting principles in Brazil;

(viii)	that except for those mentioned in the Issuer’s Reference Form - RF, in its financial statements and quarterly information provided to CVM and the market, the Issuer is not aware of the existence of any action, administrative or arbitration proceeding, investigation or other type of government investigation that may cause a Material Adverse Effect;

(ix)	that the Issuer’s consolidated and audited financial statements for the fiscal years ended Sunday, December 31, 2017, 2016 and 2015 are true, complete, consistent and correct in all respects at the date they were prepared and/or republished, and reflect the Issuer’s financial and equity position, results, transactions and cash flows in the period, and until the date of execution of this Indenture (a) there was no material adverse impact on the financial situation and operating results in question, (b) there was no material transaction involving the Issuer outside the normal course of its business, (c) there was no substantial increase in the Issuer’s indebtedness;

(x)	that the information and representations in this Indenture regarding the Issuer and the Restricted Offering, as the case may be, are true, consistent, correct and sufficient;

(xi)	that it has not omitted or will omit any fact, of any nature, which is known to it and which may result in a substantial adverse change in its economic, financial or legal situation to the detriment of Professional Investors who may acquire Debentures;
55

(xii)	is in compliance with the obligations in this Deed of Issue and is not, on this date, incurring any of the Early Maturity Events;

(xiii)	that there is no connection between the Issuer and the Trustee that prevents the Trustee from fully exercise its functions;

(xiv)	that it will comply with all obligations undertaken under this Indenture, including, but not limited to, the obligation to allocate the proceeds obtained from the Restricted Offering exclusively for the purposes described in Clause 3.6 of this Indenture;

(xv)	that it complies with, as well as ensure that its affiliates comply with the applicable rules on corruption and harmful acts against the government, pursuant to the Anti-Corruption Laws, insofar as (i) it maintains internal policies and procedures that ensure full compliance with such standards; (ii) gives full knowledge of such rules to all professionals who come to work with the Issuer, prior to the start of their activities within the scope of this Indenture; and (iii) abstain from committing corruption and from acting in a manner harmful to the government, national or foreign, in their interest or for their benefit, exclusive or not;

(xvi)	that on this date, there is no violation or indication of violation of any legal or regulatory provision, national or foreign, regarding corruption or harmful acts against the government, including, without limitation, the Anti-Corruption Laws, by the Issuer or its affiliates;

(xvii)	that this Indenture constitutes a legal, valid, effective and binding obligation of the Issuer, enforceable according to its terms and conditions, as an extrajudicially enforceable instrument, pursuant to article 784 of Law No. 13,105, of March 16, 2015, as amended (“Code of Civil Procedure”); and

(xviii)	that it is fully aware and agrees with the disclosure and calculation of DI Rate, disclosed by B3, and that the Compensation calculation was agreed by the Issuer’s free will, in compliance with the principle of good faith.

9. COMMUNICATIONS

9.1 All documents and communications, which shall always be made in writing, as well as physical means containing documents or communications to be sent by either Party under this Indenture, shall be sent to the following addresses:

(i)       if to the Issuer:

56

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Avenida Brigadeiro Luiz Antonio, nº 3.142

01402-901 - São Paulo - SP

Attn.:       Mr. Frederico Augusto Alonso

Telephone: (11) 3886-3844

E-mail: frederico.alonso@gpabr.com / captacao.gpa@gpabr.com

(ii)       if to the Trustee:

PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS

Av. das Américas, No. 4.200, Bloco 08, Ala B, Salas 302, 303 and 304

CEP 22640-102 – Rio de Janeiro – RJ

Attn.:       Messrs. Marco Aurélio Ferreira / Marcelle Santoro / Karolina Vangelotti

Telephone: (21) 3385-4565

E-mail: assembleias@pentagonotrustee.com.br

(iii)       if to the Settling Bank or the Bookkeeping Agent:

BANCO BRADESCO S.A.

Cidade de Deus, s/n, Prédio Amarelo, 2º andar

CEP 06029-900 – Osasco – SP

Attn.: Ms. Debora Andrade Teixeira / Mr. Douglas Marcos da Cruz

Telephone: (11) 3684-9492 / 3684-7911 / 3684-7691

E-mail: debora.teixeira@bradesco.com.br / 4010.custodiarf@bradesco.com.br / douglas.cruz@bradesco.com.br / 4010.debentures@bradesco.com.br

(iv)       if to B3:

B3 S.A. – BRASIL, BOLSA, BALCÃO – SEGMENTO CETIP UTVM

Praça Antônio Prado, 48, 4º andar
01010-901 – São Paulo - SP
Attn.: Superintendence of Fixed Income Securities Offering
Telephone: 0300-111-1596
E-mail: valores.mobiliarios@b3.com.br

9.2       Communications regarding this Indenture will be considered delivered when received under protocol, with “return receipt” sent by mail or email system, or by telegram at the addresses above. The change of any of the addresses above shall be communicate to the other parties by the one whose address has been changed.

57

10. GENERAL PROVISIONS

10.1 There is no presumption of waiver of any of the rights arising from this Indenture. Accordingly, any delay, omission or discretion in the exercise of any right, power or remedy due to the Trustee and/or the Debenture Holders due to any default of the Issuer’s obligations, will prejudice such rights, powers or remedies, or be interpreted as a waiver thereof or agreement with such default, nor will it constitute a novation or modification of any other obligations undertaken by the Issuer in this Indenture or precedent regarding any other default or delay.

10.2 This Indenture is executed on an irrevocable and irreversible manner, except in the event of failure to fulfill the requirements listed in Clause Two, binding the Parties and their successors.

10.3 Any and all costs incurred due to the registration of this Indenture and any of its amendments, and corporate acts related hereto with the competent registries of deeds, shall be exclusively borne by the Issuer.

10.4 If any of the provisions of this Indenture is judged to be illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, and the Parties undertake in good faith to replace the affected provision by one that, to the extent possible, produces the same effect.

10.5       For the purposes of this Indenture, Business Day(s) is any day other than Saturday, Sunday or declared national holiday (“Business Day(s)”).

10.6 This Indenture and the Debentures are an extrajudicially enforceable instrument under article 784, items I and III of the Code of Civil Procedure, and the obligations contained therein are subject to specific enforcement, according to articles 536 et. seq. of the Code of Civil Procedure.

11. LAW AND JURISDICTION

11.1 This Indenture is governed by the Laws of the Federative Republic of Brazil.

11.2 The Parties elect the District Court of São Paulo, State of São Paulo, as competent to settle any matters or disputes arising from this Indenture, expressly waiving any other, however privileged it may be.

In witness whereof, the Parties execute this Indenture in three (3) counterparts of equal content and form and for the same purpose, with the two undersigned witnesses.

58

(Remainder of page intentionally left blank)

59

(Signature Page 1/3 of the Indenture of the Sixteenth (16th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in Two Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira de Distribuição)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Name:	Name:
Title:	Title:

60

(Signature Page 2/3 of the Indenture of the Sixteenth (16th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in Two Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira de Distribuição)

PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS

Name:
Title:

61

(Signature Page 3/3 of the Indenture of the Sixteenth (16th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in Two Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira de Distribuição)

Witnesses:

Name:	Name:
ID:	ID:
CPG/ME:	CPF/ME:

62

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 27, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.